Warsaw, 2005-03-24


05007283

**United States Securities**
**and Exchange Commission**
**Washington D.C. 20549**
**USA**

**Ref.: 82-5025**

SUPPL


SEC MAIL PROCESSING
RECEIVED
APR 1 2 2005
WASH, D.C. 185 SECTION

Dear Sirs,

Please find enclosed the text of the Current report no 12/2005.
Best regards

Krzysztof Gerula

I Vice-President

PROCESSED
APR 2 5 2005
THOMSON
FINANCIAL

ORBIS Spółka Akcyjna
zarejestrowana w Sądzie Rejonowym
dla m.st. Warszawy
XIX Wydział Gospodarczy KRS
Rejestr Przedsiębiorców
0000022622

ORBIS S.A.
ul. Bracka 16
00-028 Warszawa, POLSKA
Tel.: (48 22) 826 02 71, Fax: (48 22) 827 33 01
NIP 526-025-04-69
Nr konta: BH S.A. I O/W-wa 04 1030 1508 0000 0005 0301 6001

**Current report no 12/2005**

The Management Board of „Orbis" S.A. hereby informs that on March 15, 2005, Mr. Jean Philippe Savoye – President of "Orbis" S.A. Management Board acquired 147 common bearer shares in „Orbis" S.A. at a price of PLN 23.80 each and 853 common bearer shares in „Orbis" S.A. at a price of PLN 23.90 each. The total value of the transaction equaled PLN 23,885.30.